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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                          Form 20-F X       Form 40-F
                                   ---                ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                         Yes                No X
                            ---               ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                         Yes                No X
                            ---               ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                No X
                            ---               ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA S.A. Payment of Interim Dividend Announcement

    NEW YORK--(BUSINESS WIRE)--Dec. 21, 2005--At its meeting of November 15, 2005, ENDESA's (NYSE:ELE) Board of Directors agreed to pay an interim gross dividend of 0.305 euros per share from January 2, 2006, to be charged against 2005 earnings, in accordance with the provisions of Article 216 of Spanish Companies Law. As a result, ENDESA shares will trade ex-dividend from 2 January 2006.
    The net payment, after the corresponding tax withholding, will be made via Santander Investment Services, S.A. - entity code 0036 - in accordance with prevailing provisions for participating entities, using Iberclear's system available to the custodian entities upon presentation of credential for the shares under their custody.
    The agreement of the Board of Directors to pay an interim dividend was notified to the Spanish stock market regulator, the CNMV, on November 16, 2005.



                                       Madrid, December 20th, 2005.

                         Endesa's CFO, Mr. Jose Luis Palomo Alvarez

    CONTACT: ENDESA
             North America Investor Relations Office
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENDESA, S.A.

Dated: December 21st, 2005          By: /s/ Alvaro Perez de Lema
                                        --------------------------
                                    Name:   Alvaro Perez de Lema
                                    Title:  Manager of North America Investor
                                            Relations